Contact

www.linkedin.com/in/
georgemoringer (LinkedIn)

Top Skills

Marketing Strategy
Social Media Marketing
Brand Development

Languages

English (Native or Bilingual)
German (Native or Bilingual)

Certifications

Credit Risk Analysis
Accounting Fundamentals

George Moringer

I wanted to fix something. That's why I'm building tapouts. Teaching tens of thousands of children the emotional skills to thrive, so therapy becomes the exception, not the rule.

Los Angeles, California, United States

Summary

Previously, I founded two companies in the online ad space in Europe. I have 10+ years of leadership experience.

I am a fast learner, always open minded and excited to learn new technologies.

Front End: JavaScript (ES5 and ES6) | HTML5 | CSS3 | React | jQuery | D3 | Axios | Ajax
Back End: Node.js | Express | MongoDB | Mongoose | MySQL | PostgreSQL | Sequelize | RESTful API Development | GraphQL
Testing/Deployment: Mocha | Chai | Jest | Artillery | Loader.io | Amazon EC2 | Amazon S3
Developer Tools: Git | npm | Webpack | Babel | Agile Methodology | TDD, Nginx
Graphic Design: Adobe Photoshop | Illustrator

Experience

tapouts
Co-Founder / CEO
May 2021 - Present (4 years 9 months)
Los Angeles, California, United States

tapouts is preparing the next generation for tomorrow's challenges by teaching youth skills they don't learn at school.

tapouts alumni achieve more in life by developing personal strength and resilience, having closer relationships, and better appreciating themselves and their surroundings.

Hypernet
Advisor
February 2018 - Present (8 years)

Palo Alto, California

Price.com
Advisor
August 2018 - Present (7 years 6 months)
San Francisco Bay Area

Neuland Ventures
Senior Partner
September 2016 - Present (9 years 5 months)

JERKfilms
Founder
October 2003 - August 2019 (15 years 11 months)
Vienna

GEORGE LOVES
Founder
December 2012 - May 2017 (4 years 6 months)
Los Angeles

Traktor GmbH
Founder & CCO
2001 - 2012 (11 years)
VIenna

Made the company famous.

Education

Hack Reactor
· (2020 - 2020)

Technische Universität Wien

University of Vienna
Philosophy

Marist Brothers Linmeyer

Saheti